

02003286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 27 2002
340

SEC FILE NUMBER
8 - 51971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SYNERGY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 LEXINGTON AVENUE, 22ND FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN — (917) 639-8154
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN J. BERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYNERGY CAPITAL, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE PINOU
NOTARY PUBLIC, State of New York
No. 4949349
Qualified in Suffolk County
Commission Expires April 3, 2003



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Synergy Capital, Inc.:

We have audited the accompanying statement of financial condition of Synergy Capital, Inc. (an S-Corporation) as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities Exchange Commission.

Fulvio & Associates L.L.P.

New York, New York
February 15, 2002

SYNERGY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in Bank	$ 20,912
Shareholder Loan Receivable	98,550
Other Assets	35,000
Property and Equipment (Net of accumulated depreciation of $11,360)	2,894
TOTAL ASSETS	$ 157,356

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 12,237
Other Payables	29
TOTAL LIABILITIES	12,266
Shareholder's Equity:	
Common Stock, 200 shares, no par	5,000
Additional Paid-In Capital	283,925
Retained Earnings	(143,835)
TOTAL SHAREHOLDER'S EQUITY	145,090
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 157,356

The accompanying notes are an integral part of these financial statements.

SYNERGY CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2001

Revenues:	
Consulting and Advisory Fees	$ 517,158
Management Fees	10,500
Other Income	17,416
TOTAL REVENUES	545,074
Expenses:	
Salary and Payroll Expenses	177,436
Consulting Fees	142,034
Administrative Services	43,030
Office Expenses	13,375
Professional Fees	87,401
Depreciation	2,209
Regulatory and Registration Fees	1,902
Travel and Entertainment	2,936
Miscellaneous Expenses	3,168
TOTAL EXPENSES	473,491
Income from Operations	71,583
Provision for Taxes	(400)
Net Income	$ 71,183

The accompanying notes are an integral part of these financial statements.

SYNERGY CAPITAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2001

	Stock Common	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 5,000	$ 250,425	$ (215,018)	$ 40,407
Add: Additional Paid In Capital	-	33,500	-	33,500
Add: Net Income	-	-	71,183	71,183
Balance, December 31, 2001	$ 5,000	$ 283,925	$ (143,835)	$ 145,090

The accompanying notes are an integral part of these financial statements.

SYNERGY CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net Income		$ 71,183
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	$ 2,209	
Increase in Shareholder Loan Receivable	(98,550)	
Increase in Other Assets	(9,682)	
Decrease in Accounts and Other Payables	(2,195)	
Net Adjustment		(108,218)
Net Cash Used by Operating Activities		(37,035)
Cash Flows from Investing Activities:		
Purchase of Property and Equipment		(2,620)
Net Cash Used by Investing Activities		(2,620)
Cash Flows from Financing Activities:		
Proceeds from Additional Paid In Capital		33,500
Net Cash Provided by Financing Activities		33,500
Net Decrease in Cash During Year		(6,155)
Cash at Beginning of Year		27,067
Cash at End of Year		$ 20,912
Supplemental Information:		
Provision for Taxes		$ 400

The accompanying notes are an integral part of these financial statements.

SYNERGY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Synergy Capital, Inc. (the "Company") was organized as a Subchapter S corporation in January 1996 in the State of New York. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") effective in March 10, 2000.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Property and Equipment is depreciated using the straight-line method over the estimated life of the asset.

NOTE 2. INCOME TAXES

No provision for Federal, State and Local taxes has been made, since the Company is an S corporation and is not subject to tax at the Company level. Instead, the shareholders are individually liable for the taxes on their share of the Company's income or loss. The company is responsible for minimum franchise taxes for New York State. The company will utilize a net operating loss carry-forward to offset NYC Corporate taxes.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2001, the Company had net capital of $8,646 and $3,646 of excess net capital.

NOTE 4. EXPENSE SHARING AGREEMENT

There was an expense sharing agreement with common tenants with regards to administrative services through October 2001, at which time the Company moved to a new location. This agreement is no longer in effect.

NOTE 5. COMMITMENTS AND CONTIGENCIES

The Company has entered into a lease contract for phone equipment. The annual lease is for a total of $1,908 and expires in the year 2002.

NOTE 6. SUBSEQUENT EVENTS

In January 2002, Synergy Capital, Inc. completed a stock purchase agreement pursuant to which Synergy Capital, Inc. converted to a Delaware limited liability company by merging into an affiliated Delaware limited liability company ("Synergy Capital I, LLC") and CSG III, LLC purchased all of the issued and outstanding membership interests of Synergy Capital I, LLC, upon the terms and conditions set forth in the Purchase Agreement.

SUPPLEMENTAL INFORMATION

SYNERGY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:	
Shareholder's Equity	$ 145,090
TOTAL CREDITS	$ 145,090
Debits:	
Non-Allowable Assets	136,444
Net Capital	8,646
Minimum Net Capital Requirement	(5,000)
EXCESS NET CAPITAL	$ 3,646

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing.

SYNERGY CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR YEAR ENDING DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Synergy Capital, Inc.:

In planning and performing our audit of the financial statements of Synergy Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Synergy Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio + Associates L.L.P.

New York, New York
February 15, 2002